Exhibit 99.131

NexTech CEO Evan Gappelberrg Buys 35,728 Shares of Company Stock

New York, NY – Toronto, ON – February 28th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for eCommerce and AR learning applications, announced that CEO Evan Gappelberg and his wife each purchased $50,000 USD for a total purchase of $100,000 USD of Nextech stock in open market buys.

Nextech CEO Evan Gappelberg purchased his shares at $1.85 CDN and he now owns 4,408,224 common shares.

Gappelberg comments “While I recognize the severity of the economic disruption with the spread of the Coronavirus, I also recognize the opportunity it presents and that the effects will be temporary. If history is any guide the market rebound will likely be a `V’’ shaped rebound. He continues “Personally, I don’t believe our current share price reflects our strong leadership position and growth potential in 2020 and beyond, which is why my family and I continue to invest personal funds in company shares,”

Recent Company Highlights in 2020:

●	The CaptureAR app is expected to launch in the next 30 days. The app, once launched, will be a boost to the revenue-generating power of the existing AR eCommerce solution and recently launched 3D/AR advertising platform.

●	Romios Gold Resources (TSX.V: RG / OTC: RMIOF) a gold exploration company, has contracted for the company’s 3D/AR omni-channel services. NexTech will be attending PDAC the world’s premier mineral and exploration mining convention March 1st-4th at the metro Toronto Convention Centre to showcase these core samples and mine for more business.

SEE ROMIOS 3D/AR CORE SAMPLES HERE:

Gold Resource

Core Sample

●	The company has launched its 3D/AR Ad Network which it believes can drive substantial revenue growth in 2020. The company also hired a Tech Exec Guillume Pascual to run its proprietary 3D/AR ad network.

●	The company achieved $800,000 in revenue for the month of January 2020 and gross profits of $528,000 representing a 66% Gross profit versus a 59% gross profit last month. This is the highest revenue achieved in a single month for NexTech, which represents a 110% increase in revenue and 172% increase in gross profits year over year.

●	The company received an additional 2020 order from Walther Arms, most famous as the manufacturer of James Bond’s Walther PPK.

●	The company has signed a new contract to provide AR to Steyr Arms, a world-renowned firearms manufacturer. Steyr has been a pioneer and innovator in the firearms industry for over 150 years and now supplies products to over 50 of the world’s militaries.

●	The company has launched a major enhancement by expanding the platform to serve Apple’s .USDZ files alongside the default format GLTF.

●	The company announced a new partnership with Poplar (www.poplar.studio) that will allow Poplar to leverage NexTech AR’s cutting-edge WebAR technology, and NexTech AR to make use of Poplar’s brand new AR campaign creation platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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